                                                                      FILE NO.
                                                                      070-06759
                            APPALACHIAN POWER COMPANY
                              PUTNAM COAL TERMINAL
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 23272
                  BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2002





                                   CONTENTS



                                                          Page

Statements of Transfer Fees Charged                         1

Summary of Costs Incurred                                   2

                            APPALACHIAN POWER COMPANY
                              PUTNAM COAL TERMINAL
                       STATEMENTS OF TRANSFER FEES CHARGED
                  BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2002
                                April 2002                 May 2002                     June 2002
                        -------------------------   -------------------------    --------------------------
                        Tons      Fee      Amount   Tons      Fee      Amount    Tons      Fee      Amount
                        ----      ---      ------   ----      ---      ------    ----      ---      ------
                               (per ton)     (000)         (per ton)     (000)          (per ton)     (000)
TRANSFER FEES CHARGED*                       None                        None                         None
---------------------


  * Transfer fees reported are limited to coal transfer services billings to affiliates or investment equalization charges to Ohio Power Company as applicable. There were no transfer services performed for affiliates during the quarter ended June 30, 2002. Costs incurred when the terminal is not utilized are charged as a cost of operating the Amos Plant.

N/A Not Applicable

                            APPALACHIAN POWER COMPANY
                              PUTNAM COAL TERMINAL
                            SUMMARY OF COSTS INCURRED
                  BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2002

                                                               Three
                                                               Months
                                 April      May      June      Ended
                                 2002       2002     2002     6/30/01
                                 -----      ----     ----     -------
                                           (in thousands)
Salaries and Benefits. . . . . . $ -        $ 1      $  2       $  3
Depreciation . . . . . . . . . .  78         77        77        232
Taxes Other Than Income Taxes* .  15         15        16         46
Materials & Supplies . . . . . .   -          1         -          1
Electricity. . . . . . . . . . .   6          5         4         15
Other. . . . . . . . . . . . . .   -          -        10         10
                                 ---        ---      ----       ----

          Total. . . . . . . . . $99        $99      $109       $307
                                 ===        ===      ====       ====

 * Excludes FICA, Federal Unemployment and State Unemployment taxes.
   These costs are reflected in salaries and benefits.